

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2025

Megan E. Schreiner
Interim Chief Financial Officer
Sterling Real Estate Trust
d/b/a Sterling Multifamily Trust
4340 18th Ave S., Suite 200
Fargo, ND 58103

      Re: Sterling Real Estate Trust
              Form 10-K for the Year Ended December 31, 2024
              File No. 000-54295

Dear Megan E. Schreiner:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                   Sincerely,

                                   Division of Corporation Finance
                                   Office of Real Estate & Construction